United States securities and exchange commission logo





                            January 31, 2023

       Kit Gray
       President
       Courtside Group, Inc.
       335 N. Maple Drive, Suite 127
       Beverly Hills, California 90210

                                                        Re: Courtside Group,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 27,
2022
                                                            File No. 333-269028

       Dear Kit Gray:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed December 27, 2022

       Cover Page

   1. We note that you will be a majority owned subsidiary of LiveOne. As such, please prominently disclose
that you will be a "controlled company" under Nasdaq rules. Please include appropriate
disclosure on the prospectus cover page and in the prospectus summary, provide risk
factor disclosure of this status, and disclose the corporate governance exemptions
available to a controlled company and whether you intend to
                                                        utilize them.
   2. Clarify why LiveOne will be distributing only 6.2% of outstanding shares of common stock held by LiveOne
on a pro rata basis to holders of record of LiveOne's common stock.
 Kit Gray
FirstName  LastNameKit
Courtside Group, Inc. Gray
Comapany
January 31,NameCourtside
            2023         Group, Inc.
January
Page 2 31, 2023 Page 2
FirstName LastName
Questions and Answers about the Spin-Out, page 15

3. Please include a question and answer addressing the rationale for the Bridge Notes financing and explaining the mechanics of the financing, including the planned conversion of the Bridge Notes.
Why is the separation of our Company structured as a Spin-Out?, page 16

4. We note your assertion that LiveOne believes that the Distribution of a portion of your common stock and the Direct Listing is the best way to separate your business from
         LiveOne. Please explain why the Distribution and Direct Listing is the best way to achieve the separation. Disclose the potential detriments associated with this structure and whether any alternative structures were considered.
If I sell my shares of LiveOne common stock on or before the Distribution Date..., page 18

5. We note your disclosure that if an investor holds shares of LiveOne common stock on the
         Record Date and decides to sell those shares on or before the Distribution Date, such investor "may lose" their entitlement to receive a pro rate portion of your common stock in the Distribution. Prominently disclose, if true, that if a holder of LiveOne common stock as of the Record Date sells their common stock before the Distribution Date, such holder will not receive the special dividend, or explain the reason for the uncertainty.
What are the U.S. federal income tax consequences to me of the Distribution?, page 18

6. We note your disclosure that no gain or loss should be recognized by, or be includible in the income of, U.S. Holders as a result of the Distribution. Therefore, please provide a tax opinion covering the material federal tax consequences of the Distribution to the holders of LiveOne's common stock and revise your disclosure accordingly. Refer to
         Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A.2 of Staff Legal
         Bulletin No. 19.
How will our common stock trade?, page 19

7. Your disclosure here indicates that trading in your common stock may begin on a "when-
         issued" basis as early as two trading days prior to the Distribution Date. However, the disclosure on the cover page suggests that the distribution will occur concurrently with the direct listing. Please revise here and on the cover page to clearly explain the precise order and mechanics of the events that will occur to effect the contemplated transactions.
Summary Consolidated Financial and Operating Information
Consolidated Statements of Operations Information, page 20

8. Revise to present pro forma net income (loss) per share information only for the year ended March 31, 2022 and for the six months ended September 30, 2022. Refer to Article
         11-02(c)(2) of Regulation S-X.
 Kit Gray
FirstName  LastNameKit
Courtside Group, Inc. Gray
Comapany
January 31,NameCourtside
            2023         Group, Inc.
January
Page 3 31, 2023 Page 3
FirstName LastName
Consolidated Balance Sheet Information, page 22

9. In the pro forma balance sheet data you give effect to the Bridge Notes conversion into common stock. However, we note the Optional Redemption feature described on page F-
         38, where certain note holders may require the company to redeem a portion of such
         holder   s notes. Revise to discuss the terms of this feature and
quantify the potential
         impact this may have on the various pro forma financial statement line items if the holders do redeem.
10. You also give effect to the cancellation of the derivatives associated with the Bridge
         Notes. Please revise to describe the nature of the    derivatives   ,
which appear to be both
         the warrant liability and the embedded derivative related to the redemption option, and
         explain why they are    cancelled   . As it appears the related
warrants will remain
         outstanding, clarify how the warrants are reflected in the pro forma information.
11. Please revise to clarify the adjustment to cancel the 127,984,230 shares of common stock and how the amount was derived.
Non-GAAP Financial Measures, page 22

12. You disclose that contribution margin is reconciled to revenue, the most comparable
         GAAP financial measure. Please revise to indicate that gross profit is the most comparable GAAP measure to contribution margin.
Risk Factors, page 23

13. We note the Ninth Circuit Court of Appeals decision in Pirani v. Slack Technologies, Inc.,
         No. 20-16419 (9th Cir. 2021) addressing whether a plaintiff is required to trace their purchase of shares to the shares registered pursuant to the registration statement in a direct listing. Please tell us what consideration you have given to including a risk factor discussing the differences a tracing requirement could pose to securities liability challenges brought under Section 11 for a direct listing versus a traditional IPO and the impact that it would have on the company and potential investors.
For the years ended March 31, 2022 and 2021, our management concluded that our disclosure controls and procedures..., page 44

14. We note these disclosures appear to be consistent with those in the LiveOne, Inc. Form
         10-K filed June 29, 2022. We also note that you refer to Item 9A; however, there is no such item in the Form S-1. Please clarify whether the material weaknesses disclosed are specific to the company. In this regard, in one material weakness listed, reference is
         made to controls relating to revenue and inventory of    [y]our
recently acquired
         subsidiary   , but it does not appear that the company has a recently
acquired subsidiary.
         Revise to clarify whether and how the material weaknesses listed relate to the company and include any other material weaknesses noted in the preparation of
the company   s
         financial statements.
 Kit Gray
Courtside Group, Inc.
January 31, 2023
Page 4
15. Please revise to disclose the remediation plan with respect to the material weaknesses, how long you estimate it will take to complete your plan and any associated material costs that you have incurred or expect to incur.
Risks Related to the Spin-Out
The Distribution could result in significant tax liability to LiveOne and its stockholders, page 57

16. We note the Distribution will not be determined to qualify for non-recognition of gain and loss, and therefore, U.S. Holders will be subject to tax. We also note your disclosure on page 18 that no gain or loss should be recognized by U.S. Holders as a result of the
         Distribution. Please revise to address this inconsistency.
Risks Related to the Ownership of Our Common Stock
Our listing differs significantly from an underwritten initial public offering, page 59

17. You state here your intentions to host an investor day on September 14, 2021, and that you are engaging in certain other investor education meetings. This disclosure appears to have been inadvertently added. With a view toward revised disclosure, please tell us whether Courtside Group will host an investor day or will engage in any similar meetings with potential investors. Please also revise to ensure the disclosure in the registration statement is specific to the facts and circumstances of Courtside
Group.
18. If you do not intend to host an investor day, please address the potential impact on the demand of your common stock through appropriate risk factor disclosure.
The trading price of our common stock...may have little or no relationship to the historical sales prices of our capital stock in private..., page 62

19. You disclose here that there has been limited trading of your capital stock historically in private transactions. Elsewhere in the registration statement, you disclose that there have not been any private transactions of your common stock in the recent past and that your common stock does not have a history of trading. Please revise to reconcile this conflicting information.
As  a smaller
FirstName     reporting company,
            LastNameKit     Gray we are subject to scaled disclosure
requirements..., page 67
Comapany
20.         NameCourtside
       We note   that this riskGroup,
                                factor Inc.
                                       appears to be the same as the one in the
LiveOne Form 10-K.
JanuaryPlease  revise
        31, 2023      to provide
                   Page  4        disclosures specific to the company.
FirstName LastName
 Kit Gray
FirstName  LastNameKit
Courtside Group, Inc. Gray
Comapany
January 31,NameCourtside
            2023         Group, Inc.
January
Page 5 31, 2023 Page 5
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metric, page 80

21. We note your disclosure that you review a number of operating and financial metrics to evaluate your business, measure your performance, identify trends affecting your business, formulate business plans, and make strategic decisions. Tell us your consideration for disclosing the number of impressions sold in each period, monthly unique listeners, monthly average listeners and/or any other measures used to evaluate your business and measure performance, in addition to Number of Podcast Downloads disclosed, that would provide a better understanding of the company s results. Refer to
         SEC Release No. 33-10751.
Liquidity and Capital Resources, page 87

22. Please revise to state whether as of the most recent balance sheet date, your existing cash will be sufficient to fund your operations for the next 12 months. To the extent it will not, disclose how long you will be able to continue to fund your operations using current available cash resources. Refer to FRC 501.03(a) and Section IV of SEC Release 33-
         8350.
23. Revise to disclose the Bridge Note, the pertinent terms, including the conversion feature and the Optional Redemption, as disclosed on page F-38. Further, discuss the Early
         Redemption terms as noted on page 121, clearly indicating each of the dates when you will be required to redeem $1,000,000 of the Bridge Notes if you have not consummated the Direct Listing or an initial public offering.
24. Revise to disclose the parent company debt, the amount currently outstanding, the related covenant regarding judgments entered against LiveOne, Inc. and the
lender   s related
         option to immediately accelerate the debt and require repayment, similar to the disclosures on page F-17.
Legal proceedings, page 102

25.      Regarding the SoundExchange, Inc. (   SX   ) complaint, you disclose
that LiveOne believes
         it has reserved for the amounts due to SX in LiveOnes   s financial
statements included in
            this Quarterly Report   . Please revise as LiveOne   s financial
statements are not included
         in this prospectus.
 Kit Gray
FirstName  LastNameKit
Courtside Group, Inc. Gray
Comapany
January 31,NameCourtside
            2023         Group, Inc.
January
Page 6 31, 2023 Page 6
FirstName LastName
Certain Relationships And Related Party Transactions
Various Agreements Entered into with LiveOne
Issuance of Bridge Notes and Bridge Warrants, page 119

26. We note that LiveOne agreed not to effect the Direct Listing or an initial public offering unless your post-money valuation at the time of such event is at least $150 million. Please describe the valuation method or model that will be used to calculate the valuation.
         Additionally, please include risk factor disclosure addressing the risks if such valuation is not achieved.
27. We note that if you have not effectuated the Direct Listing or an initial public offering by the seven-, eight-, or nine-month anniversary of July 15, 2022, that you will be required to redeem $1,000,000 of the then outstanding Bridge Notes up to an aggregate of redemption of $3,000,000 over the course of such three months. Given the significance of such financial covenants, please provide prominent disclosure regarding the conditions of your
         Bridge Notes at the forefront of your filing. Additionally, please include risk factor disclosure addressing the risks if you are unable to consummate the Direct Listing by the seven-, eight-, or nine-month anniversary.
28. We note that in connection with the closing of the Bridge Financing, you and the Bridge
         Investors and your officers and directors entered into lock-up agreements. Please disclose the exceptions to your lock-up agreements. Additionally, please file as exhibits the lock-
         up agreements mentioned in this section.
Principal and Registered Stockholders, page 124

29. With a view toward revised disclosure, please tell us the basis for your assertion that
         Courtside Group is "not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of our common stock by the Registered
         Stockholders." In this regard, we note the various agreements entered into with LiveOne and the planned distribution of the special dividend.
Sale Price History of Our Capital Stock, page 137

30. We note your assertion that recent sale price history of your common stock "has little or no relation to broader market demand" for your common stock or to the opening public price. You also caution potential investors not to place undue reliance on any of your historical private sales prices. Please revise this information to reflect that there is no sale price history for your common stock and accordingly sale price history or historical private sales will not be a factor affecting the Current Reference Price to be determined by the Nasdaq. Please also address how the lack of any history of trading in private purchases differs from other recent direct listings and explain how this may impact price discovery.
 Kit Gray
FirstName  LastNameKit
Courtside Group, Inc. Gray
Comapany
January 31,NameCourtside
            2023         Group, Inc.
January
Page 7 31, 2023 Page 7
FirstName LastName
Plan of Distribution, page 141

31. Revise to disclose how Joseph Gunnar will determine whether to approve proceeding at the "Current Reference Price." Similarly, disclose the methodology and process Joseph
         Gunnar will use to select price bands for purposes of applying the price validation test.
32. Given that the distribution of the special dividend and the direct listing will occur concurrently or in close proximity, please explain the interplay between the distribution of the special dividend and the Nasdaq price discovery process discussed in this section.
         Your disclosure should explain the precise order and mechanics of the events that will occur to effect the contemplated transactions.
Consolidated Financial Statements
Note 1 - Organization and Basis of Presentation
Basis of Presentation, page F-7

33. Please revise to disclose that the results of operations and financial position of the
         company are consolidated with LiveOne   s financial statements and
that these financial
         statements have been derived as if the company had operated on a standalone basis during the periods presented. Further, explain that amounts recorded for related party
         transactions with LiveOne may not be considered arm   s length with an
unrelated third
         party and therefore, the financial statements may not necessarily reflect the results of operations, financial position and cash flows had the company engaged in such transactions with an unrelated third party during all periods presented. Lastly, state that
         accordingly, the company   s historical financial information is not
necessarily indicative of
         what the results of operations, financial position and cash flows will be in the future, if
         and when the company contracts at arm   s length with unrelated third
parties for services
         they receive from LiveOne.
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition Policy, page F-8

34. You refer to recognizing variable consideration over the related time period membership services are rendered. You also refer to paid premium membership services on page 79.
         Please tell us and revise your disclosures to describe the nature of these services, the terms
         of a membership and/or a    paid premium membership   , further
explain how the related
         revenue is recognized, and the amount of revenue recognized for such services for each period presented.
 Kit Gray
FirstName  LastNameKit
Courtside Group, Inc. Gray
Comapany
January 31,NameCourtside
            2023         Group, Inc.
January
Page 8 31, 2023 Page 8
FirstName LastName
35. We note your disclosures regarding gross versus net revenue recognition. Please revise to clarify specifically which arrangements you report revenue on a gross basis and those you report revenue on a net basis, the pertinent terms considered in the determination, and how much revenue is generated from each type of reporting. Also, clarify what is meant by
            gross    and    net    as it relates to the amounts generated from
services provided to your
         customers. For example, if true, indicate that revenue is equal to the amounts received from your customers, gross of the revenue sharing expenses owed to the content creators.
Stock-Based Compensation, page F-10

36. You disclose stock-based compensation is allocated to the company from LiveOne based on the amount of stock-based compensation granted to employees of the company in the form of stock-based compensation of LiveOne. Please revise to include the disclosure requirements in ASC 718-10-50 as they relate to the LiveOne stock-based compensation granted to your employees.
Note 3 - Business Combinations, page F-14

37. We note the consideration paid for the equity interests of the company included contingent consideration, which is reflected or pushed down to the company's financial statements.
         Please tell us and revise to disclose whether the contingent consideration was the legal obligation of the company. To the extent it was not, please tell us how you considered the guidance in ASC 805-50-30-12.
Note 8 - Related Party Transactions, page F-16

38. You disclose the company was allocated expenses by LiveOne attributed to the overhead expenses incurred on behalf of the company. Please revise further to describe the nature of these costs, such as officer salaries, rent, and selling and general administrative expenses, etc. Also, include an explanation of the allocation method used and your assertion, if true, that the method was reasonable. Further, disclose, if practicable, your estimate of what the expenses would have been on a stand-alone basis, for each year presented, when such basis produced a materially different result. Refer to Staff
         Accounting Bulletin Topic 1.B.1.
Condensed Consolidated Financial Statements
Note 8 - PodcastOne Bridge Loan, page F-38

39.      Please revise to define    Qualified Financing or Qualified Event   .
40. Revise to disclose the Early Redemption terms as noted on page 121, clearly indicating each of the dates when you will be required to redeem $1,000,000 of the Bridge Notes if you have not consummated the Direct Listing or an initial public offering.
 Kit Gray
FirstName  LastNameKit
Courtside Group, Inc. Gray
Comapany
January 31,NameCourtside
            2023         Group, Inc.
January
Page 9 31, 2023 Page 9
FirstName LastName
Note 14 - Subsequent Events, page F-43

41. Revise to disclose the date through which subsequent events have been evaluated and whether that date was the date of issuance or the date on which the financial statements were available to be used. Refer to ASC 855-10-50-1.
Part II
Item 13. Other Expenses of Issuance and Distribution, page II-1

42. Please tell us the methodology used to compute the registration fee for this registration statement.
General

43. Please tell us how you considered the guidance in Rule 11-01(a)(7) of Regulation S-X in determining whether to provide pro forma financial information to reflect the operations and financial position of Courtside Group, Inc. as an autonomous entity, or revise to include such information.
44. We note that you intend to enter into a Separation Agreement with LiveOne before the
         Spin-Out, and that the Separation Agreement will contain the principal actions to be taken in connection with the Spin-Out and will set forth the terms that will govern aspects of your relationship with LiveOne following the Spin-Out. Please confirm that you intend to file the Separation Agreement as an exhibit to this registration statement and update the disclosure in this registration statement to reflect the material terms of the agreement prior to effectiveness.
 Kit Gray
FirstName  LastNameKit
Courtside Group, Inc. Gray
Comapany
January 31,NameCourtside
            2023         Group, Inc.
January
Page 10 31, 2023 Page 10
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at (202) 344-5791 or Josh Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Sasha Ablovatskiy